[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 2, 2012

BY HAND AND EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tumi Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 15, 2012
File No. 333-178466

Dear Mr. Reynolds:

On behalf of Tumi Holdings, Inc. (the “Company”), enclosed please find a copy of Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on March 15, 2012.

The changes reflected in the Amendment include those made in response to the comment of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 28, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s responses to the Staff’s comment. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in the Amendment.

John Reynolds

Securities and Exchange Commission

April 2, 2012

Management’s Discussion and Analysis, page 39

Key Performance Indicators, page 42

1.	We see that you have identified Adjusted EBITDA as one of your key performance indicators and that you have provided a comparative discussion of the movements of this non-GAAP financial measure for the years ended December 31, 2010 and 2009. Please provide a similar discussion for the years ended December 31, 2011 and 2010 under this heading.

The Company respectfully advises the Staff that the comparative discussion for the years ended December 31, 2011 and 2010 was previously provided in the third paragraph under the heading “Key Performance Indicators” on page 45. The Company has revised the disclosure on page 42 to include such comparative discussion in a separate paragraph.

* * * * *

Please telephone the undersigned at (212) 735-3574 if you have any questions or require any additional information.

Very truly yours,

/s/ David J. Goldschmidt

David J. Goldschmidt

cc:	Adam F. Turk, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Melissa Rocha, Securities and Exchange Commission
Jerome Griffith, Tumi Holdings, Inc.
LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP